UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Sprague Resources LP
(Name of Issuer)

Common Partnership Interest
(Title of Class of Securities)

849343108
(CUSIP Number)

Stephen Hendel
Managing Director
Hartree Partners GP, LLC
1185 Ave of the Americas, New York, NY 10036
(212) 536-8430
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

1	NAME OF REPORTING PERSON
Hartree Bulk Storage, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  |X|
(b)  |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,375,000 (1)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,375,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.00% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Solely in its capacity as the direct owner of 1,375,000 common units.


1	NAME OF REPORTING PERSON
HP Bulk Storage Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  |X|
(b)  |_|
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,375,000 (1)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,375,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.00% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Solely in its capacity as the managing member of Hartree Bulk Storage, LLC.


1	NAME OF REPORTING PERSON
Hartree Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  |X|
(b)  |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,850,000 (1)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,850,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,850,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.07% (1)

14	TYPE OF REPORTING PERSON
PN

(1)	Solely in its capacity as the direct owner of 1,850,000 common units.


1	NAME OF REPORTING PERSON
Hartree Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  |X|
(b)  |_|

3	SEC USE ONLY

SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
1,850,000 (1)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,850,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,850,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.07% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Solely in its capacity as the general partner of Hartree Partners, LP.


This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to the common units representing limited partner interests ("common units") of Sprague Resources LP, a Delaware limited partnership (the "Partnership" or the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission on April 8, 2020 (the "Original 13D"). This Amendment No. 1 is being filed to reflect (i) the addition of Hartree Bulk Storage, LLC and HP Bulk Storage Manager, LLC as Reporting Persons to the Original Schedule
13D after they became beneficial owners of common units on May 4, 2020, following a transfer of such common units from certain of the Reporting Persons to the Original Schedule 13D and (ii) the removal of certain
Reporting Persons to the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original 13D.
Item 2. Identity and Background
      Item 2(a) - (c), (f) of the Original 13D is hereby amended and restated in its entirety as follows:
      (a) - (c), (f) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the "Reporting Persons"):


(i.)
Hartree Bulk Storage, LLC, a Delaware limited liability company
("Hartree Bulk Storage"), solely in its capacity as the direct owner of 1,375,000 common units;

(ii.)
HP Bulk Storage Manager, LLC ("HP Bulk Storage Manager"), solely in its capacity as the managing member of Hartree Bulk Storage. The management committee of HP Bulk Storage Manager is comprised of three members and such committee establishes the trading guidelines of Hartree Bulk Storage;

(iii.)
Hartree Partners, LP, a Delaware limited partnership ("Hartree"), solely in its capacity as the direct owner of 1,850,000 common units; and

(iv.)
Hartree Partners GP, LLC, a Delaware limited liability company ("Hartree GP"), solely in its capacity as the general partner of Hartree. The management committee of Hartree GP is comprised of six members and such committee establishes the trading guidelines of Hartree. Hartree GP is also the general partner of an entity that holds membership interests in Hartree Bulk Storage. However, Hartree GP does not have voting or investment power over the common units held by Hartree Bulk Storage.

The Reporting Persons have entered into a joint filing agreement, dated as of June 4, 2020, a copy of which is attached hereto as Exhibit B.

Set forth in the attached Annex B is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the "Covered Persons"), and Annex B is incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of Hartree Bulk Storage, LLC, HP Bulk Storage Manager, LLC, Hartree Partners, LP and Hartree Partners GP, LLC is 1185 Ave of the Americas, New York, NY 10036.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended by inserting the following information at the end of Item 3:

On May 4, 2020, Oaktree Opportunities Fund X Holdings (Delaware), L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. transferred 397,100 and 977,900 common units, respectively, to Hartree Bulk Storage for no consideration in exchange therefor. As a result of such transfers, (i) Hartree Bulk Storage became the direct owner of 1,375,000 common units and
(ii) the following entities ceased to directly or indirectly beneficially own any common units for the purposes of Section 13(d) of the Act: Oaktree Opportunities Fund X Holdings (Delaware), L.P., Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., Oaktree Fund GP, LLC, Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Group, LLC, Oaktree Capital Group Holdings GP, LLC, Brookfield Asset Management Inc. and Partners Limited.

Item 5. Interest in Securities of the Issuer

Item 5(a, b) of the Original 13D is hereby amended and restated in its entirety as follows:

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this
Schedule 13D are based on a total of 22,922,902 common units of the Issuer outstanding as of May 7, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020. As of the date hereof, (i) each of Hartree Bulk Storage and HP Bulk Storage Manager may be deemed to be the beneficial owner of 1,375,000 common units, which represents approximately 6.00% of the total outstanding common units and (ii) each of Hartree and Hartree GP may be deemed to be the beneficial owner of 1,850,000 common units, which represents approximately 8.07% of the total outstanding common units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common units for the purposes of
Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 7. Material to be Filed as Exhibits.

Exhibit B: Joint Filing Agreement


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 4, 2020


HARTREE BULK STORAGE, LLC
By: HP BULK STORAGE MANAGER, LLC
Its: Managing Member

By: /s/ Stephen Hendel
Name: Stephen Hendel
Title: Authorized Signatory



HP BULK STORAGE MANAGER, LLC

By:/s/ Stephen Hendel
Name: Stephen Hendel
Title: Authorized Signatory



HARTREE PARTNERS, LP
By: HARTREE PARTNERS GP, LLC
Its: General Partner

By: /s/ Stephen Hendel
Name: Stephen Hendel

Title: Authorized Signatory



HARTREE PARTNERS GP, LLC

By: /s/ Stephen Hendel
Name: Stephen Hendel
Title: Authorized Signatory



ANNEX B
Each of the individuals identified in this Annex B disclaim beneficial ownership over the common units reported herein.

Hartree Bulk Storage, LLC
The managing member of Hartree Bulk Storage, LLC is HP Bulk Storage
Manager, LLC.

HP Bulk Storage Manager, LLC
The name and principal occupation of each of the members of the Management Committee of HP Bulk Storage Manager, LLC are listed below.

Name and Position of
Officer or Director

Principal
Business Address

Principal Occupation
or Employment

Citizenship



Steve Hendel

1185 Avenue of the Americas, New York, NY 10036

Managing Director, Founding Partner, Hartree

United States


Steve Semlitz

1185 Avenue of the Americas, New York, NY 10036

Managing Director, Founding Partner, Hartree

United States


Jonathan Merison

1185 Avenue of the Americas, New York, NY 10036

Managing Director, Founding Partner, Hartree

United States

Hartree Partners, LP
The general partner of Hartree Partners, LP is Hartree Partners GP, LLC.

Hartree Partners GP, LLC
The name and principal occupation of each of the members of the Management Committee of Hartree Partners GP, LLC are listed below.

Name and Position of
Officer or Director

Principal
Business Address

Principal Occupation
or Employment

Citizenship



Steve Hendel

1185 Avenue of the Americas, New York, NY 10036

Managing Director, Founding Partner, Hartree

United States

Steve Semlitz

1185 Avenue of the Americas, New York, NY 10036

Managing Director, Founding Partner, Hartree

United States

Jonathan Merison

1185 Avenue of the Americas, New York, NY 10036

Managing Director, Founding Partner, Hartree

United States

Robert O'Leary

333 South Grand Ave, 28th Floor, Los Angeles, CA 90071

Managing Director and Co-Portfolio Manager, Oaktree

United States

Brook Hinchman

333 South Grand Ave, 28th Floor, Los Angeles, CA 90071

Managing Director, Oaktree

United States

Jordan Mikes

333 South Grand Ave, 28th Floor, Los Angeles, CA 90071

Senior Vice President, Oaktree

United States



EXHIBIT B

JOINT FILING AGREEMENT
Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange
Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of June 4, 2020

HARTREE BULK STORAGE, LLC

By: HP BULK STORAGE MANAGER, LLC
Its: Managing Member

By: /s/ Stephen Hendel
Name: Stephen Hendel
Title: Authorized Signatory



HP BULK STORAGE MANAGER, LLC

By: /s/ Stephen Hendel
Name: Stephen Hendel
Title: Authorized Signatory


HARTREE PARTNERS, LP

By: HARTREE PARTNERS GP, LLC
Its: General Partner

By: /s/ Stephen Hendel
Name: Stephen Hendel
Title: Authorized Signatory



HARTREE PARTNERS GP, LLC

By: /s/ Stephen Hendel
Name: Stephen Hendel
Title: Authorized Signatory